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MANAGEMENT’S DISCUSSION and ANALYSIS for the Nine-Month Period Ended November 30, 2008

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the nine-month periods ended November 30, 2008 and 2007. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2008, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Subsequent Event

Acquisition of a 100% interest in the Coulon JV property

On December 11, 2008, the Company announced the execution of an agreement with Breakwater Resources Ltd ("Breakwater") pursuant to which the Company will acquire Breakwater's 50% undivided interest in the Coulon JV property in consideration for the issuance of 1,666,666 shares of the Company to Breakwater. Under the terms of this agreement, Breakwater does not retain any interest or royalty in the property. The Company thus becomes the sole owner of the Coulon property.

The Company also undertook to secure, at closing, the simultaneous resale of 1,666,666 shares of the Company owned by Breakwater at a price of $2.85 per share ($4,750,000) in favour of third-party buyers and in compliance with all applicable securities regulations.

Exploration Activities

Activities Summary

In the quarter ended November 30, 2008, the Company’s exploration costs totalled $2.7 million in comparison with costs of $5.5 million for the same period in 2007. For the nine-month period ended November 30, 2008, the Company’s cumulative exploration costs totalled $12.6 million compared to $7.9 million for the same period in 2007. During that period, the Company was particularly active on the Coulon JV and Poste Lemoyne Extension projects and to a lesser extent on the Baie Payne project.

Coulon JV Property

In the period the Company pursued its exploration program on the Coulon JV property, located 15 kilometres north of the Fontanges Airport, in the Quebec Middle-North territory. As at November 30, 2008, Breakwater owned a 50% interest in the property. Work carried out on the property consisted of diamond drilling, ground and borehole InfiniTEM geophysical surveys as well as prospecting, mechanical stripping and geological mapping.

Drilling allowed pursuing the evaluation of lenses 08 and 9-25 with several new holes drilled at depth. The most significant result comes from hole CN-08-214, which revealed the continuity of lens 08 towards the southwest, with an intersection grading 2.13% Zn, 1.33% Cu and 24.07 g/t Ag over 5.45 metres. Zone 08 remains open at depth in that direction. Some other significant intersections were obtained in lens 08, in particular 4.52% Zn, 0.22% Cu and 60.05 g/t Ag over 5.10 metres (hole CN-08-196), 8.10% Zn, 0.33% Cu and 29.60 g/t Ag over 1 metre (hole CN-08-212) as well as 6.30% Zn, 0.75% Cu and 13.10 g/t Ag over 0.95 metre (hole CN-08-209). The other holes testing lens 08 did not intercept any significant mineralization. Lens 9-25 generated deceiving results as no mineralized intersection was crosscut. This indicates that the lens is probably now delimited.

During the quarter, a new significant zone of alteration and mineralization was discovered by drilling. This new zone, lens 201, is located 2.5 kilometres south of lens 43. Lens 201 was tested with eight holes, which crosscut an intense alteration zone and, most locally, disseminated to massive sulphide zones of a few metres in thickness. To date, mineralization is followed over a lateral distance of 75 metres and a vertical distance of 70 metres to a depth of 330 metres. A few

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economic intersections were obtained : 3.71% Zn, 1.14% Cu and 21.17 g/t Ag over 6.6 metres (hole CN-08-203), 4.19% Zn, 2.70% Cu and 30.66 g/t Ag over 2.3 metres (hole CN-08-210) and 3.71% Zn, 1.83% Cu and 32.83 g/t Ag over 2.05 metres (hole CN-08-201). Lens 201 remains open at depth.

The other holes drilled in the current quarter tested lens 43 as well as several geophysical anomalies overall the property. Lens 43 yielded a few sub-economic intersections in metric thickness. A reinterpretation of the geology of the area is currently in progress. Holes testing geophysical anomalies did not intercept significant mineralization but many off-hole conductors were identified with borehole InfiniTEM surveys. These conductors are considered as priority exploration targets.

A short mechanical stripping program was conducted in the current period in order to evaluate certain geological targets outlined with prospecting. This program did not reveal any new significant mineralization.

In the recent quarter, Breakwater and the Company spent $2.7 million (excluding fees invoiced by the Company) on the Coulon JV project. The 2008 exploration program ended in the recent period and no major exploration campaign is foreseen in 2009 as Virginia will be busy completing a 43-101 compliant resource calculation and compiling and interpreting all results obtained in all previous work.

On December 11, 2008, the Company acquired a 100% interest in the Coulon JV property (see section “Subsequent Event”, page 2).

Poste Lemoyne Extension Property

In the recent quarter, the Company has been relatively active on the Poste Lemoyne project, located about 475 kilometres northeast of Matagami and 10 kilometres west of the Hydro-Quebec Poste Lemoyne substation, along the Trans-Taïga highway. The property consists of 230 designated claims covering 10,776.2 hectares. The claims are owned 100% by the Company but are subject to a 1% NSR in favour of de Globestar Mining Corporation. The Company has a 0.5% buy-back right at any time for $500,000.

Work aimed at prospecting, mechanical stripping and geological mapping in the southeast area of the property where a series of new gold showing have recently been discovered. This new auriferous corridor is followed over several kilometres in an east-south-east direction, within a sequence of amphibolitic basalts and of wackes also comprising a porphyric-dioritic intrusion. The gold mineralization is present mainly in the dioritic intrusion and the amphibolitic basalts as finely disseminated sulphides (pyrite-pyrrhotite-arsenopyrite) with or without centimetric quartz veinlets. This mineralization creates large halos highly anomalous in gold, in plurimetric to a few tens of metres thicknesses with, from time to time, higher values over a few metres. Best channel results obtained in trenches done in the fall are 1.05 g/t Au over 17 metres, including 3.54 g/t Au over 3 metres, 0.8 g/t Au over 11 metres, including 3.16 g/t Au over 2 metres, 0.65 g/t Au over 18 metres, 0.36 g/t Au over 20.6 metres and 0.34 g/t Au over 29.9 metres. Assay results obtained from grab samples have reached, from time to time, values between 12 and 52 g/t Au. Line cutting and an IP survey have recently begun on the project and the Company is considering a diamond drilling program in the winter of 2009 to evaluate the real potential of this new area.

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In the current quarter, the Company spent $0.7 million on this project.

Baie Payne Property

In the current period, Virginia was also active on the Baie Payne property, located near the Kangirsuk Inu Village, on the west shore of the Ungava Bay, New Quebec. The property consists of a mining exploration permit (MEP 1507) and 246 designated claims covering a total surface area of 11,944 hectares. The mining rights are 57% owned by Virginia and 43% owned by Osisko Ltée but Virginia has the right to acquire a 100% interest in the property.

Since this property, very favourable to Ni-Cu magmatic mineralization, never was the object of any modern VT EM survey, Virginia engaged in conducting such a survey overall the property. The survey was flown over 1,352 line kilometres using a 150-metre spacing. These new data will certainly help finding a new partner.

In the current quarter, the Company spent $0.2 million on the project .

Selected Financial Information

	Interim Statements of Earnings for the Three-Month Periods ended November 30,		Interim Statements of Earnings for the Nine-Month Periods ended November 30,
	2008 $	2007 $	2008 $	2007 $
General and administrative expenses
Administration fees	532,688	433,830	2,223,403	2,031,653
General exploration costs	68,523	96,361	216,204	317,982
Grants, credit on duties refundable for loss and refundable tax credit for resources	(30,955)	(44,074)	(97,937)	(144,839)
Cost of mining properties abandoned or written-off	1,368,848	183,927	1,548,311	241,091
	1,939,104	670,044	3,889,981	2,445,887
Other income (expenses)
Dividends and interests	360,859	521,629	1,239,374	1,463,670
Fees invoiced to partners	154,837	277,028	896,795	924,029
Option payment received in excess of cost of mining property	−	−	14,238	−
Gain on sale of mining properties	−	−	−	6,360,000
Gains on available-for-sale investments	25,325	28,257	522,734	210,839
Gains (losses) on investments held for trading	1,651	4,220	(12,655)	10,601
Other than temporary write-down on available-for-sale investments	−	(121,940)	(1,056,050)	(2,086,834)
Unrealized losses on investments held for trading	(556,323)	(121,223)	(605,845)	(3,252,024)
	(13,651)	587,971	998,591	3,630,281
Earnings (loss) before income taxes	(1,952,755)	(82,073)	(2,891,390)	1,184,394
Future income taxes	(224,812)	814,790	(386,377)	400,831
Net earnings (net loss) for the period	(2,177,567)	732,717	(3,277,767)	1,585,225

Basic net earnings (net loss) per share	(0.079)	0.028	(0.120)	0.060
Diluted net earnings (net loss) per share	(0.079)	0.027	(0.120)	0.059

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Results of Operations

Comparison between the three-month and nine-month periods ended November 30, 2008 and 2007

For the three-month period ended November 30, 2008, the Company posted a net loss of $2,177,567 compared to net earnings of $732,717 for the preceding comparative quarter. This variation results mainly from a more important write-off of mining properties in the current period.

For the nine-month period ended November 30, 2008, the Company posted a net loss of $3,277,767 compared to net earnings of $1,585,225 for the same period in 2007. This variation results mainly from a gain on sale of a mining property in the preceding comparative period, counterbalanced by less important, unrealized losses on investments held for trading in the current year.

General and Administrative Expenses

For the three-month period ended November 30, 2008, general and administrative expenses totalled $1,939,104 compared to $670,044 for the preceding comparative period, an increase of $1,269,060. For the nine-month period ended November 30, 2008, these fees increased by $1,444,094 in comparison with 2007 to come to $3,889,981.

Since January 1, 2008, all employees’ wages are paid directly by the Company; they were previously paid by a management company held by a director. These charges were posted under caption “Rent, office expenses and other”. In the preceding comparative period, the directors only received compensation from the Company. For a better comparative analysis, the captions “Salaries” and “Rent, office expenses and other” will be grouped together.

In the three-month period ended November 30, 2008, salaries, rent office expenses and other totalled $400,727, an increase of $85,939 in comparison with the same period in 2007. This increase results mainly from a general increase in administration work load and the training of personnel.

Excluding a $100,000 donation to the Fonds Restor-Action Nunavik made in the first quarter of last year, salaries, rent office expenses and other increased by $376,285 for the nine-month period ended November 30, 2008 compared to the same period in 2007. This increase is due mainly to a severance paid to an officer of the Company and to a general increase in administration work load and to the training of personnel.

For the three-month and nine-month periods ended November 30, 2008, professional and maintenance fees increased, in comparison with the same comparative periods, by $33,898 and $207,718 to come to $75,808 and $322,356, respectively. These increases result mainly from costs related to adjustments to comply with new standards and rules.

There were no management fees in the nine-month period ended November 30, 2008. For the comparative preceding period, these fees were invoiced by a management company held by a director.

For the three-month period ended November 30, 2008, a $48,328 additional charge to the stock-based compensation was posted following a modification in the method of attribution of stock

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options to a former officer now acting as a service provider of the Company. There was no recognition of stock-based compensation in the preceding comparative period.

For the nine-month period ended November 30, 2008, the stock-based compensation decreased by $11,570 to come to $608,262.

General exploration costs decreased by $27,838 to come to $68,523 in the current period. For the nine-month period ended November 30, 2008, expenses totalled $216,204, a decrease of $101,778. In 2008, the Company concentrated work on its current major projects.

One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. In the current period, the Company proceeded with write-downs of mining properties for a total of $1,368,848, compared to $183,927 for the preceding comparative period. The major write-downs are as follows: Gipouloux (100%), Laguiche (32%), Rivière Giard (100%), Nichicun (38%), Narber (100%) and Piscau (100%).

For the nine-month period ended November 30, 2008, the Company wrote down mining properties for a total of $1,548,311, compared to $241,091 for the same period in 2007.

Other Income and Expenses

For the three-month period ended November 30, 2008, other expenses totalled $13,651 compared to income that totalled $587,971 for the preceding comparative period. For the nine-month period ended November 30, 2008, other income totalled $998,591 compared to $3,630,281 for the same period in 2007.

In the three-month and nine-month periods ended November 30, 2008, dividends and interests decreased by $160,770 and $224,296, respectively, according to the variation in the Company’s investments.

In the three-month and nine-month periods ended November 30, 2008, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects and from SOQUEM on the Génération Grenville project. Most of the fees arise from the Coulon JV project. In the preceding comparative periods, the Company received fees mainly from Goldcorp on the Corvet Est project and from Breakwater on the Coulon JV project.

In the three-month period ended May 31, 2008, the Company posted an income of $14,238 related to a $25,000 option payment received for its Trieste property. No transaction of this type occurred in 2007.

In the three-month period ended November 30, 2007, the Company posted a $6,360,000 gain on sale of mining properties. No transaction related to mining properties is being reported for the current period.

No provision for other than temporary write-down on available-for-sale investments is accounted for in the current period compared to a $121,940 provision for the preceding comparative period.

For the nine-month period ended November 30, 2008, a $1,056,050 provision for other than temporary write-down on available-for-sale investments was accounted for, compared to a provision of $2,086,834 for the preceding year. This variation results mainly from an important write-down applied in the preceding year on shares received in exchange for mining properties.

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For the three-month period ended November 30, 2008, the Company posted an unrealized loss on investments held for trading of $556,323 compared to a loss of $121,223 for the preceding comparative period.

For the nine-month period ended November 30, 2008, the Company posted an unrealized loss on investments held for trading of $605,845 compared to a loss of $3,252,024 for the same period in 2007. This variation results mainly from an important write-down applied in the preceding year on warrants that the Company received in exchange for mining properties.

Other Information

	Balance Sheet as at
	November 30, 2008 $	February 29, 2008 $
Cash and cash equivalents and short-term investments	34,129,422	44,859,355
Long-term investments	1,306,000	1,444,000
Mining properties	22,246,583	14,896,717
Other assets	5,943,734	7,275,673
Total assets	63,625,739	68,475,745
Shareholders ’equity	62,331,238	64,580,470

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Asset-Backed Commercial Paper Investments

As at November 30, 2008, the company held $3,800,000 principal amount of non-bank sponsored Asset-Backed Commercial Paper ("ABCP").

Since the beginning of the period, an ABCP restructuring report of J.P. Morgan dated March 14, 2008 and a restructuring Plan proposed to noteholders dated March 20, 2008 were published. The Plan was approved by noteholders on April 25, 2008 and on June 5, 2008, the Ontario Superior Court of Justice homologated it.

On June 25, 2008, a number of ABCP holders appealed the Ontario Superior Court of Justice’s decision to the Ontario Court of Appeal. On August 18, 2008, the Ontario Court of Appeal upheld the Ontario Superior Court of Justice’s decision approving the Committee’s Restructuring Plan. On August 29, 2008, a number of ABCP holders appealed the Ontario Court of Appeal’s decision to the Supreme Court of Canada. On September 19, 2008, the Supreme Court of Canada denied leave to appeal by a small group of ABCP holders.

On November 25, 2008, the Pan-Canadian Investors Committee for Third-Party Structured ABCP (the "Committee") announced that it will not complete the proposed restructuring of the third-party ABCP market in Canada by the end of November. The delay is principally due to the complexity of the restructuring, the large number of participants involved in the process, and current market conditions.

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On December 11, 2008, the Committee announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which would result in several significant improvements to the restructuring Plan.

On December 24, 2008, the Committee confirmed that an agreement for additional back-stop facility has been reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta.

On January 12, 2009, the Committee announced that the Superior Court of Ontario has granted the Plan Implementation Order and that, accordingly, the Plan for restructuring third-party ABCP can now be implemented. The restructuring is expected to close on or about January 16, 2009.

Taking into account the information made available and the changes that occurred in the credit market conditions and the review of the assumptions used, the Company has remeasured the fair value of its investments in ABCP.

The Company's methodology assessment consists in use of market indexes corresponding to the length, constitution and notation of underlying assets. This method includes two possible scenarios depending upon the success of the Montreal Proposal. The Company's assigns a 95% success probability, the average discount rate used is 15.19% with an estimated average term of 7.55 years and the average coupon rate is 2.43%.

In determining the fair value of the Montreal Proposal ABCP, the Company assumes that it will be converted into variable rate term notes and in accordance with the key elements of the Master Agreement. In addition, the Company assumes the restructured notes will include traditional securitized assets ($300,000 principal amount), restructured pooled synthetic notes ($1,500,000 principal amount) will be reduced by the cost of a margin facility estimated to be 1% and all US sub-prime residential mortgage-backed collateralized debt obligations will be restructured as ineligible notes ($2,000,000 principal amount). Restructuring costs will be distributed among new notes and should reduce the returns. There is currently not enough information on the cost allocation to assign on each note.

As at November 30, 2008, the fair value of the Company's ABCP was estimated to $1,306,000. Following this estimation the Company accounted, for the three and nine-month periods ended November 30, 2008, an unrealized loss in ABCP investments of $177,000 and $138,000, respectively (an unrealized loss of $4,770 and $384,770 for the three and nine-month periods ended November 30, 2007, respectively), which is presented under caption "Unrealized losses on investments held for trading".

An increase in the estimate discount rate of 1% would reduce the estimated fair value of the Company’s investment in ABCP by approximately $83,000.

Since the fair value of the ABCP is determined using a probability-weighted approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at November 30, 2008, the reported fair value may change materially in subsequent periods. In addition, the fair value estimate is dependent upon the likelihood, nature and timing of future restructuring under the terms of the Montreal Proposal. The Company believes the outcome of the proposed restructuring will not have a material impact to the Company’s financial condition.

On July 3, 2008, the Company signed a letter agreement with its financial institution concerning a credit agreement that will be effective following the application of the Crawford Committee's

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proposal on ABCP. This agreement applies on restructured notes to be received in exchange of ABCP supported by ineligible assets with a carrying value of $2,000,000 that the Company holds. The Company will be eligible to credit facilities up to $1,500,000. The initial maturity will be two years from the signing of the agreement, which term can be deferred at the financial institution's discretion for additional periods of one year respectively, for a maximum of five renewals. Under the credit agreement, the Company will have the option, from the contractual maturity date of the credit facility, to dispose of the restructuring notes in favour of the financial institution in payment of the facility principal.

Liquidity and Financing Activities

As at November 30, 2008, cash and cash equivalents amounted to $9,900,618 compared to $8,665,254 as at February 29, 2008. From the management’s point of view, the working capital as at November 30, 2008, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from time to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects. On June 5, 2008, the Company completed a private placement for gross proceeds of $4,500,000 that will be used mainly for exploration on the Coulon JV project.

Operating Activities

For the three-month period ended November 30, 2008, cash flows from operating activities totalled $1,217,559 compared to $1,148,533 for the same period of the previous year.

For the nine-month period ended November 30, 2008, cash flows used in operating activities totalled $693,226 compared to $767,669 for the same period of the previous year.

Financing Activities

Cash flows from financing activities for the three-month and nine-month periods ended November 30, 2008, amounted to $500 and $4,381,324 respectively, compared to $3,162,278 and $3,235,513 for the two comparative periods of the previous year. The increase in cash generated in the preceding comparative period results mainly from the issuance of 484,162 shares upon the exercise of warrants. For the nine-month period ended November 30, 2008, the increase in cash results mainly from a private placement of 500,000 common shares completed by the Company on June 5, 2008.

Investing Activities

Cash flows used in investing activities for the three-month period ended November 30, 2008, amounted to $53,832 compared to $1,586,299 for the same period of the previous year.

For the nine-month period ended November 30, 2008, the cash flow used in investing activities amounted to $2,453,234 compared to $1,501,611 that it had generated for the same period of the previous year.

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The Company’s investing activities consist mainly of the addition to mining properties and the capitalization of exploration work as well as the buying and selling of short-term investments.

For the current period, the addition to mining properties and the capitalization of work exploration required disbursements of $5,201,314 compared to $3,188,109 for the same period in 2007. For the nine-month periods ended November 30, 2008 and 2007, disbursements were of $13,918,766 and of $6,211,612, respectively. These increases in funds use result mainly from more important exploration expenditures on the Coulon JV project in the current year.

For the three-month and nine-month periods ended November 30, 2008, disposal in short-term investments generated $1,247,743 and $6,603,553 in cash, respectively, compared to $54,469 and $4,142,930 for the same two corresponding periods of the previous year. These increases result from a more important fund need for exploration work in the current period.

In the three-month period ended August 31, 2007, the Company proceeded with an ABCP-related reclassification of $3,793,467 from cash and cash equivalents to long-term investments.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
2008-11-30	1,939,104	(13,651)	(2,177,567)	(0.079)	(0.079)
2008-08-31	1,154,142	(146,703)	(1,291,183)	(0.047)	(0.047)
2008-05-31	796,735	1,158,945	190,983	0.007	0.007
2008-02-29	1,701,346	277,212	(1,970,979)	(0.074)	(0.074)
2007-11-30	670,044	587,971	732,717	0.028	0.027
2007-08-31	990,885	3,202,813	2,031,348	0.077	0.076
2007-05-31	784,958	(160,503)	(1,178,840)	(0.045)	(0.045)
2007-02-28	2,608,045	2,666,810	578,729	0.104	0.104

Contractual Obligations

On August 18, 2008, the Company signed a rental lease for its administrative office with a company held by a director. The rental lease has a term of five years starting on August 1, 2008 and ending on July 31, 2013. The annual cost is $99,200 and will be subject to an annual raise according to the consumer price index.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-month periods ended November 30,		Nine-month periods ended November 30,,
	2008 $	2007 $	2008 $	2007 $
Expenses capitalized in mining properties	−	233,693	−	760,711
Management fees	−	76,072	−	300,000
Rent and office expenses	71,437	174,966	199,292	529,804
Travelling	−	19,575	−	51,751
Advertising and exhibitions	−	30	−	810
General exploration costs	−	69,881	−	182,877
	71,437	574,217	199,292	1,825,953

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Since January 1, 2008, all employees working exclusively for the Company have been transferred to the payroll of the Company. Previously, the Company had no employee and all services were provided by companies held by directors.

In 2007 , expenditures capitalized in mining properties and general exploration costs consist of employees’ wages related to exploration as well as their expense accounts. In 2007, management fees were administrative expenses based on exploration fees incurred by the Company.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Mining Properties Accounting Values

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 29, 2008. The accounting policies used for the nine-month period ended November 30, 2008, are in accordance with those used in the audited annual financial statements of Virginia Mines, except for the new accounting policies defined in note 2 to the interim financial statements as at November 30, 2008.

Impact of new accounting standards not yet adopted

International Financial Reporting Standards ("IFRS")

In 2007, the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the AcSB. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when

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implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011, for publicly accountable companies.

During the next periods, the Company will develop its internal implementation plan to meet the guidelines of the future reporting requirements.

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at January 13, 2009, 29,201,776 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 13, 2008, 1,565,250 stock options are outstanding. Their expiry date varies from April 6, 2011 to July 14, 2018.

Internal control over financial reporting

In the nine-month period ended November 30, 2008, the Company modified an internal control over financial reporting in order to correct the material weakness identified by the independent auditors in the course of the evaluation of internal controls as at February 29, 2008. More specifically, an efficient supervising procedure has been instituted in order to assure that information contained in spreadsheets is recorded and calculated adequately. We are likely to believe that this new procedure will eliminate this material weakness in internal controls over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. As at November 30, 2008, the President and Chief Executive Officer and the Chief Financial Officer reviewed the effectiveness of the internal control and are satisfied with it.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis as at February 29, 2008.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at January 13, 2009. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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